Entourage Mining Ltd.
Suite 614 – 475 Howe Street Vancouver BC V6C 2B3
OTCBB: ENMGF

Entourage Mining Reports Several Multi-Element Areas at Pires

Vancouver, British Columbia, June 09, 2010: Entourage Mining Ltd. (“Entourage” or the “Company”) (OTCBB: ENMGF) reports that in addition to the 67 gold rich samples reported by the Company in its June 1st, 2010 press release (see Table 2), several multi-element mineralization style areas have been encountered on the Pires property, situated in Goias State Brazil.

This mineralization style is enriched in cobalt (Co), manganese (Mn), copper (Cu), nickel (Ni), iron (Fe), zinc (Zn), lead (Pb) and occasionally vanadium (V), as well as barium (Ba) and strontium (Sr). This Co-Mn multi-element trend occurs as a distinctive black hydrothermal breccia, and has now been recovered from various parts of the Pires Property over the same 13 km North-South mineralization trend as the gold samples, sometimes within the same vein systems.

In total, 28 out of the 209 samples collected in Spring 2010 yielded between 2.145 % and 0.01% Co from eight separate target areas (Table 1). Field observations suggest some that pieces of the quartz-gold veins are locally caught up in the black breccias, and thus the Co-Mn multi-element mineralization is younger than the gold mineralization. The occurrence of this younger Co-Mn mineralization within the same veins that carry gold demonstrates that the mineralization system at Pires was long-lived. Speculatively, the enrichment of Ba and Sr in the Co-Mn multi-element mineralization suggests remobilization of the metals other than gold previously emplaced in the quartz veins, possibly during the period of extensive alkaline volcanism and carbonatite emplacement that occurred in this region of Brazil during the Cretaceous and Tertiary. Furthermore, this Co-Mn multi-element mineralization may provide a separate target type on the property.

Harrison Cookenboo, PhD, P.Geo and a qualified person has recommended the Company expend up to $350,000USD on these multi-element areas and specifically a 500meter X 350 meter isolated magnetic target derived from a widely spaced government survey of the property.

Table 1 Selected samples* from multi-element areas.

Target	Sample #	Co ppm	Mn %	Cu ppm	Fe %	Ni ppm	Pb ppm	Sr ppm	V ppm	Zn ppm	Ba ppm	Au ppm
Target B	PIR 10 285	21450	10	3771	4.41	1856	141	30	98	2807	1706	0.00
Target C	PIR 10 221	10000	10	2433	4.65	1733	168	16	141	1525	9144	0.00
Target C	PIR 10 217	8956	4.81	960	5.42	460	39	55	144	541	976	0.00
Target C	PIR 10 218	8804	4.4	878	3.65	359	28	35	100	430	739	0.00
Target 114	PIR 10 235	8010	10	3550	6.6	1676	545	26	159	2446	5824	0.00
Target C	PIR 10 368	5452	4.09	582	3.82	315	230	0	96	409	4098	0.00
Quartz Hill	PIR 10 305	2350	2.23	503	10	370	746	166	162	532	2095	0.00
Garimpo	PIR 10 246	1140	4.26	284	10	139	136	437	36	285	2638	0.00
Target 297	PIR 10 268	575	10	197	1.14	81	3081	468	603	338	10000	0.00
Garimpo	PIR 10 412	155.49		695	10	317	5293	0	2312	1167	337	0.00
Au-Co Trend	PIR 10 344	113.33		4891	10	243	32433	62	3237	1375	112	8.22

*Grab samples are selective by nature and are unlikely to represent average grades on the property.

Telephone: 604-669-4367	Email: info@entouragemining.com	Facsimile: 604-669-4368

Entourage Mining Ltd.
Suite 614 – 475 Howe Street Vancouver BC V6C 2B3
OTCBB: ENMGF

As mentioned, on June 1st, 2010, the Company reported on 67 gold enriched samples from a total of 209 samples collected in the Spring 2010. These samples were taken from 5 separate areas of the Pires property and the following table represents the most gold rich samples from the 5 targets:

Table 2: The most gold rich samples from 5 targets on the Pires Property as announced June 1st, 2010.

Target	Sample#	Au g/t	As ppm	Cu ppm	Fe %	Ni ppm	Pb ppm	Zn ppm
Target B	10-279	30.1	2071	61	>10	139	378	0
Target B	10-286	28.00	3561	156	>10	200	372	304
Target B	10-280	9.75	348	10	3.79	0	489	0
Au-Cu trend	10-348	41.78	1489	137	>10	280	2184	1704
Au-Cu trend	10-362	22.04	1625	53	>10	254	5788	1679
Au-Cu trend	10-349	16.80	1120	391	>10	182	10109	1055
Point 1	10-409	80.60	1960	544	>10	97	1928	671
Point 1	10-249	50.80	1349	507	>10	89	4442	605
Point 1	10-261	39.95	1506	122	>10	198	143	234
Quartz Hill	10-327	0.56	485	153	3.42	0	4847	0
Garimpo	10-413	73.65	1418	221	>10	435	2796	3929
Garimpo	10-417	12.54	613	174	>10	263	10332	796
Garimpo	10.420	2.49	1331	186	>10	189	2312	312

*Grab samples are selective by nature and are unlikely to represent average grades on the property.

Harrison Cookenboo, Ph D, P.Geo and a qualified person as that term is defined in National Instrument 43-101 has reviewed the technical information of this news release and has developed these tables. A 43-101 Technical Report on the Pires property is available on the Company website at www.entouragemining.com. For more information call 604-669-4367.

ON BEHALF OF THE BOARD

Gregory F Kennedy
President

Forward Looking Statement

Except for historical information contained herein, the statements in this press release may be forward looking statements. Forward-looking statements involve known and unknown risks and uncertainties, which may cause Entourage Mining Ltd.'s actual results in future periods to differ materially from forecasted results. These risks and uncertainties include, among other things, volatility of commodity prices, product demand, market competition, and risks inherent in Entourage Mining Ltd.'s operations. These and other risks are described in the Company's Annual Report on Form 20-F and other filings with the Securities and Exchange Commission.

Telephone: 604-669-4367	Email: info@entouragemining.com	Facsimile: 604-669-4368